UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 9)

DOVER INVESTMENTS CORPORATION (Name of Subject Company (Issuer))
THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST DOVER ACQUISITION CORP. FREDERICK M. WEISSBERG LAWRENCE WEISSBERG (Names of Filing Persons (Offeror))
Class A Common Stock, par value $0.01 per share Class B Common Stock, par value $0.01 per share (Title of Class of Securities)
Class A Common Stock—260152103 Class B Common Stock—260152202 (CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation* $18,374,539.80	Amount of Filing Fee $2,328.05
*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $31.30 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0127 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amounts Previously Paid:	2,268.55 59.50	Filing Party:	The Lawrence Weissberg Revocable Living Trust
Form or Registration No.:	005-12078	Dates Filed:	9/23/2004 10/25/2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.
Class A Common - 260152103
Class B Common - 260152102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization California

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 483,267 Class A Common Shares] 246,725 Class B Common Shares
Person
With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 483,267 Class A Common Shares 246,725 Class B Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,267 Class A Common Shares 246,725 Class B Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.7% of Class A Common Shares(1) 81.3% of Class B Common Shares(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dover Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 483,267 Class A Common Shares 246,725 Class B Common Shares
Person
With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 483,267 Class A Common Shares 246,725 Class B Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,267 Class A Common Shares 246,725 Class B Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.7% OF CLASS A COMMON SHARES(1) 81.3% OF CLASS B COMMON SHARES(1)

14.	Type of Reporting Person (See Instructions) CO

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence Weissberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 483,267 Class A Common Shares 246,725 Class B Common Shares
Person
With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 483,267 Class A Common Shares 246,725 Class B Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,267 Class A Common Shares 246,725 Class B Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 47.7% OF CLASS A COMMON SHARES(1) 81.3% OF CLASS B COMMON SHARES(1)

14.	Type of Reporting Person (See Instructions) IN

(1)
Calculated based on 1,013,597 shares of Dover Investments Corporation class A common stock and 303,441 shares of Dover Investments Corporation class B common stock outstanding as of October 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended September 30, 2004 and filed with the Securities and Exchange Commission on November 10, 2004.

AMENDMENT NO. 9 TO TENDER OFFER STATEMENT

        Amendment No. 9 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on September 23, 2004, and as amended and supplemented by Amendment No. 1 filed with the SEC on October 6, 2004, and as amended and supplemented by Amendment No. 2 filed with the SEC on October 12, 2004, and as amended and supplemented by Amendment No. 3 filed with the SEC on October 25, 2004, and as amended and supplemented by Amendment No. 4 filed with the SEC on November 12, 2004, and as amended and supplemented by Amendment No. 5 filed with the SEC on December 2, 2004, and as amended and supplemented by Amendment No. 6 filed with the SEC on December 8, 2004, and as amended and supplemented by Amendment No. 7 filed with the SEC on December 20, 2004, and as amended and supplemented by Amendment No. 8 filed with the SEC on December 27, 2004, by the Lawrence Weissberg Revocable Living Trust (the "Trust"), Dover Acquisition Corp. (the "Purchaser"), and Messrs. Lawrence and Frederick M. Weissberg. Purchaser has made an offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Class A Stock"), and shares of Class B common stock, par value $.01 per share (the "Class B Stock"), of Dover Investments Corporation, a Delaware corporation ("Dover") (the Class A Stock and the Class B Stock collectively, the "Shares"), not owned by Purchaser at a purchase price of $31.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2004 (as amended from time to time, the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11.

        The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Wednesday, January 26, 2005. All references in the Offer to Purchase, the Letter of Transmittal for Class A Common Stock, the Letter of Transmittal for Class B Common Stock, the Notice of Guaranteed Delivery, the Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Stockholders of Dover Investments Corporation from the Purchaser to "January 11, 2005," as the Expiration Date are hereby replaced with "January 26, 2005".

        Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

          (1)   The Offer to Purchase, in "The Tender Offer—14. Certain Legal Matters", is hereby amended by adding to the end thereof the following new paragraph:

          "On January 11, 2005, the Delaware Court of Chancery, the court in the Chiarenza Litigation, entered an Order and Final Judgment which settled the Chiarenza Litigation and dismissed the action thereunder with prejudice."

          (2)   In order to reflect the extension of the Offer, "January 11, 2005" shall be replaced in the Offer to Purchase, as appropriate, with "January 26, 2005".

Item 12. Exhibits

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

*
Previously filed.

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

        (a)(1)(iv)    Notice of Guaranteed Delivery.*

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

        (a)(1)(x)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.*

        (a)(1)(xi)    Text of Press Release issued by Dover Acquisition Corp. on December 2, 2004.*

        (a)(1)(xii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated December 8, 2004.*

        (a)(1)(xiii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated December 20, 2004.*

        (a)(1)(xiv)    Text of Press Release issued by Dover Acquisition Corp. on December 27, 2004.*

        (a)(1)(xv)    Text of Press Release issued by Dover Acquisition Corp. on January 12, 2005.

        (a)(1)(xvi)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated January 12, 2005.

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

        (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

        (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

        (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

        (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*

*
Previously filed.

        (a)(5)(viii)    Memorandum of Understanding dated October 22, 2004.*

        (a)(5)(ix)    Stipulation and Agreement of Compromise, Settlement and Release dated November 23, 2004.*

        (a)(5)(x)    Notice of Pendency of Class Action, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear.*

        (a)(5)(xi)    Order and Final Judgment.

        (b)    None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

        (d)(vii)    Letter re: Option Termination Agreements, dated October 22, 2004.*

        (g)    None.

        (h)    None.

*
Previously filed.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

Items 1 through 12, 14 and 15 of Schedule 13E-3.

        The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Wednesday, January 26, 2005. All references in the Offer to Purchase, the Letter of Transmittal for Class A Common Stock, the Letter of Transmittal for Class B Common Stock, the Notice of Guaranteed Delivery, the Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Stockholders of Dover Investments Corporation from the Purchaser to "January 11, 2005," as the Expiration Date are hereby replaced with "January 26, 2005".

        Items 1 through 12, 14 and 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby further amended and supplemented as follows:

        (1)    The Offer to Purchase, in "The Tender Offer—14. Certain Legal Matters", is hereby amended by adding to the end thereof the following new paragraph:

          "On January 11, 2005, the Delaware Court of Chancery, the court in the Chiarenza Litigation, entered an Order and Final Judgment which settled the Chiarenza Litigation and dismissed the action thereunder with prejudice."

        (2)    In order to reflect the extension of the Offer, "January 11, 2005" shall be replaced in the Offer to Purchase, as appropriate, with "January 26, 2005".

Item 16 of Schedule 13E-3.    Exhibits

        (a), (b), (d) and (g)    This information is provided in Item 12 of this Schedule TO.+

        (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

        (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

        (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

        (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

        (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

+
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992
January 11, 2005 Date
/s/ FREDERICK M. WEISSBERG Signature
Frederick M. Weissberg, Trustee Name\Title
DOVER ACQUISITION CORP.
January 11, 2005 Date
/s/ FREDERICK M. WEISSBERG Signature
Frederick M. Weissberg, Chairman and President Name\Title
FREDERICK M. WEISSBERG
January 11, 2005 Date
/s/ FREDERICK M. WEISSBERG Signature
Frederick M. Weissberg Name\Title
LAWRENCE WEISSBERG
January 11, 2005 Date
* Signature
Lawrence Weissberg Name\Title
* By:	/s/ FREDERICK M. WEISSBERG Frederick M. Weissberg Attorney-in-fact

EXHIBIT INDEX

Item 12. Exhibits.

          (a)(1)(i)    Offer to Purchase dated September 23, 2004.*

          (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.*

          (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.*

          (a)(1)(iv)    Notice of Guaranteed Delivery.*

          (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.*

          (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.*

          (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.*

          (a)(1)(x)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on October 22, 2004.*

          (a)(1)(xi)    Text of Press Release issued by Dover Acquisition Corp. on December 2, 2004.*

          (a)(1)(xii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated December 8, 2004.*

          (a)(1)(xiii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated December 20, 2004.*

          (a)(1)(xiv)    Text of Press Release issued by Dover Acquisition Corp. on December 27, 2004.*

          (a)(1)(xv)    Text of Press Release issued by Dover Acquisition Corp. on January 12, 2005.

          (a)(1)(xvi)    Letter to Stockholders of Dover Investments Corporation from the Purchaser dated January 12, 2005.

          (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.*

          (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.*

          (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

          (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.*

          (a)(5)(v)    Motion for Summary Judgment, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

          (a)(5)(vi)    First Amended Complaint, filed in the Court of Chancery of the State of Delaware on October 8, 2004.*

*
Previously filed.

          (a)(5)(vii)    Letter to Hon. William B. Chandler, III, filed in the Court of Chancery of the State of Delaware on October 11, 2004.*

          (a)(5)(viii)    Memorandum of Understanding dated October 22, 2004.*

          (a)(5)(ix)    Stipulation and Agreement of Compromise, Settlement and Release dated November 23, 2004.*

          (a)(5)(x)    Notice of Pendency of Class Action, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear.*

          (a)(5)(xi)    Order and Final Judgment.

          (b)    None.

          (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.*

          (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.*

          (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.*

          (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.*

          (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.*

          (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.*

          (d)(vii)    Letter re: Option Termination Agreements, dated October 22, 2004.*

          (g)    None.

          (h)    None.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3.    Exhibits

          (a),    (b), (d) and (g) This information is provided in Item 12 of this Schedule TO.+

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.+

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.+

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.+

          (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).+

*
Previously filed.

+
Previously filed.